

Report of Independent Accountants

To the Management and Board of Managers of Natixis Distribution, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Form (Form SIPC-7) of Natixis Distribution, LLC (the "Company") for the year ended December 31, 2025. Management of Natixis Distribution, LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement, and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and the associated findings are as follows:

1. Compared the listed assessment payments on page 2, lines 11c and 15 of Form SIPC-7 with the respective cash disbursement records entries, noting no exceptions, as there were no listed assessment payments.

2. Compared the Total Revenue amount reported on page 4 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 to the Total Revenue amount of $8,490,802 reported on page 1, line 1 of Form SIPC-7 for the year ended December 31, 2025, noting a $198 exception due to rounding as the Annual Audited Report Form X-17A-5 Part III presents in thousands of dollars.

3. Compared any adjustments reported on page 1, items 2, 4, and 5 of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 4a, Revenues from the distribution of shares of a registered open end investment company or unit investment trust, of $7,530,575 to the sum of the 2025 Quarterly Forms X17A-5 line 4030 minus line 3952 provided by Sara Kaufman, Assistant Controller, noting a $1 exception.

   b. Compared deductions on line 4e, Net gain from securities in investment accounts, of $960,227 to the sum of the 2025 Quarterly Forms X17A-5 line 3952 provided by Sara Kaufman, Assistant Controller, noting no exceptions.

PricewaterhouseCoopers LLP
101 Seaport Boulevard, Suite 500
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(617) 530 5000

4. With respect to the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, we performed the following:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 7 of $0 and the General Assessment on page 2, line 8 of $0, noting no exceptions.

    b. Recalculated the mathematical accuracy of page 1, line 2h, total additions of $0, noting no exceptions.

    c. Recalculated the mathematical accuracy of page 1, line 3, Add lines 1 and 2h, of $8,490,802, noting no exceptions.

    d. Compared the amounts on page 1, lines 5a and 5b, and observed whether the greater of the two amounts of $0 was included on page 1, line 5c, Enter the greater of line 5a or 5b, noting no exceptions.

    e. Recalculated the mathematical accuracy of page 1, line 6, total deductions, of $8,490,802, noting no exceptions.

    f. Recalculated the mathematical accuracy of page 2, line 11d, Add lines 11a through 11c, of $0, noting no exceptions.

    g. Compared the amounts on page 2, lines 10 and 11d, and observed whether the lesser of the two amounts of $0 was included on page 2, line 12, Lesser of line 10 or 11d, noting no exceptions.

    h. Agreed the amounts on page 2, lines 8, 9, and 12 to page 2, lines 13a, 13b, and 13c, respectively, noting no exceptions. Recalculated the mathematical accuracy of page 2, line 13d, Subtract lines 13b and 13c from 13a - assessment balance due, of $(300), noting no exceptions.

    i. Recalculated the mathematical accuracy of page 2, line 14, Interest for 0 days late at 20% per annum, of $0, noting no exceptions.

    j. Recalculated the mathematical accuracy of page 2, line 15, Amount you owe SIPC, of $0, noting no exceptions.

    k. Recalculated the mathematical accuracy of page 2, line 16, Overpayment/credit carried forward (if applicable), of $(300), noting no exceptions.

    l. Recalculated the mathematical accuracy of page 1, line 4a, Revenues from the distribution of shares of a registered open end investment company or unit investment trust, of $7,530,575 by obtaining the sum of the balances reported in the 2025 Quarterly Forms X17A-5 line 4030 minus 3952, noting a $1 exception.

    m. Recalculated the mathematical accuracy of page 1, line 4e, net gain from securities in investment accounts, of $960,227 by obtaining the sum of the balances reported in the 2025 Quarterly Forms X17A-5 line 3952, noting no exceptions.

5. Compared the amount of any overpayment applied to the current assessment on page 2, line 9 of Form SIPC-7 with page 2, line 16 of the Form SIPC-7 filed for the prior period ended December 31, 2024, on which it was originally computed, noting no exceptions.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's

Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Management and the Board of Managers of Natixis Distribution, LLC and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 26, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   *SEC No.*
NATIXIS DISTRIBUTION LLC   8-46325

For the fiscal period beginning ____1/1/2025____ and ending __12/31/2025__

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1   Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 8,490,802.00

2   Additions:

  a Total revenues from the securities business of subsidiaries (except foreign
subsidiaries) and predecessors not included above.

  b Net loss from principal transactions in securities in trading accounts.

  c Net loss from principal transactions in commodities in trading accounts.

  d Interest and dividend expense deducted in determining item 1.

  e Net loss from management of or participation in the underwriting or
distribution of securities.

  f Expenses other than advertising, printing, registration fees and legal fees
deducted in determining net profit management of or participation in
underwriting or distribution of securities.

  g Net loss from securities in investment accounts.

  h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3   Add lines 1 and 2h $ 8,490,802.00

4   Deductions:

  a Revenues from the distribution of shares of a registered open end investment
company or unit investment trust, from the sale of variable annuities, from the
business of insurance, from investment advisory services rendered to
registered investment companies or insurance company separate accounts
and from transactions in security futures products. $ 7,530,575.00

  b Revenues from commodity transactions.

  c Commissions, floor brokerage and clearance paid to other SIPC members
in connection with securities transactions.

  d Reimbursements for postage in connection with proxy solicitations.

  e Net gain from securities in investment accounts. $ 960,227.00

  f 100% commissions and markups earned from transactions in (I) certificates
of deposit and (ii) Treasury bills, bankers acceptances or commercial paper
that mature nine months or less from issuance date.

  g Direct expenses of printing, advertising, and legal fees incurred in connection
with other revenue related to the securities business (revenue defined by
Section 16(9)(L) of the Act).

  h Other revenue not related either directly or indirectly to the securities business.

     Deductions in excess of $100,000 require documentation

5 **a** Total interest and dividend expense (FOCUS Report - Statement
of Income (Loss) - Code 4075 plus line 2d above) but
not in excess of total interest and dividend income

  b 40% of margin interest earned on customers securities accounts
(40% of FOCUS Report - Statement of Income (Loss) -
Code 3960)

  c Enter the greater of line 5a or 5b $ 0.00

6   Add lines 4a through 4h and 5c. This is your **total deductions**. $ 8,490,802.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended __12/31/2025__

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 0.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 0.00
9	Current overpayment/credit balance, if any	$ 300.00
10	General assessment from last filed __2025__ SIPC-6 or 6A	$ 0.00
11 a	Overpayment(s) applied on all __2025__ SIPC-6 and 6A(s)	$ 0.00
b	Any other overpayments applied	$ 0.00
c	All payments applied for __2025__ SIPC-6 and 6A(s)	$ 0.00
d	Add lines 11a through 11c	$ 0.00
12	**LESSER** of line 10 or 11d.	$ 0.00
13 a	Amount from line 8	$ 0.00
b	Amount from line 9	$ 300.00
c	Amount from line 12	$ 0.00
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.	($ 300.00)
14	Interest (see instructions) for __0__ days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 0.00
16	Overpayment/credit carried forward (if applicable)	($ 300.00)

SEC No. 8-46325	*Designated Examining Authority* DEA: FINRA	*FYE* 2025	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	NATIXIS DISTRIBUTION LLC ATTN: COMPLIANCE OFFICER 888 BOYLSTON STREET SUITE 800 BOSTON, MA 02199-9197		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

[✓] By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

NATIXIS DISTRIBUTION LLC	Marilyn Rosh
(Name of SIPC Member)	(Authorized Signatory)
1/15/2026	marilyn.rosh@natixis.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.